Filed by Tutogen Medical, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934
Subject Company: Regeneration Technologies, Inc.
Commission File No.: 333-148305

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies Inc. and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies and Tutogen on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ SEC filings may be obtained by contacting Regeneration Technologies or the SEC or by visiting Regeneration Technologies’ Web site at www.rtix.com or the SEC’s Web site at www.sec.gov. Copies of Tutogen’s SEC filings may be obtained by contacting Tutogen or the SEC or by visiting Tutogen’s Web site at www.tutogen.com or the SEC’s Web site at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen have filed a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s Web site (http://www.rtix.com) or Tutogen’s Web site (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, Jr., CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in Tutogen’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger filed with the SEC on January 23, 2008. You may obtain free copies of these documents as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following is the Regeneration Technologies, Inc. and Tutogen Medical, Inc. frequently asked questions for domestic employees.

Frequently Asked Questions

Domestic Employees

Benefits Questions

1.	Will my years of service be recognized in the new organization? Yes. Your date of hire at the company you currently work for– RTI or Tutogen – will be used as your official date of hire for years of service purposes.

2.	Will my medical/dental/vision/life insurance coverage change? If so, when and to what? Insurance coverage will change to those plans currently offered to RTI employees. Changes will become effective once the merger is completed, and employees have completed the associated enrollment details.

3.	How will my benefits cost change? How much? The cost of benefits will be the same as currently charged to RTI employees for the calendar year of 2008. Those rates will be published on the RTI Biologics web site and are in your packet along with a comparison against your current rates.

4.	Will we have a 401k? Will it be matched? Yes, there is a match and employees will have an opportunity to participate in the 401k plan currently offered to RTI employees, effective 3/1/08. Details of that plan and the match will be reviewed in the employee orientation meetings and be published on the RTI Biologics web site.

5.	How much vacation/ sick/personal pay will I earn in the future? The amount of Paid Time Off (which is a combination of vacation and sick time) earned will be based on years of service, according to RTI’s current Paid Time Off policy, as outlined below:

Years of Service	Total Annual PTO	Accrual per biweekly pay period
0-4 years	16 days or 128 hours	4.92 hours per pay period
5-9 years	21 days or 168 hours	6.46 hours per pay period
10 + years	26 days or 208 hours	8 hours per pay period

6.	What happens to my unused vacation and sick pay? Tutogen employees will be able to transfer over a maximum of 15 days (120 hours) of unused, accrued time. That maximum amount may include up to two days (16 hours) of accrued, unused sick time. Any excess accrued and unused vacation time will be paid out in the last Tutogen pay check.

7.	What holidays will be recognized in the new organization? The new organization will recognize 11 company-paid holidays for 2008, however, the two Tutogen floating holidays will no longer be offered. This schedule is in your packet and the policy will be posted on the web site.

Frequently Asked Questions

Domestic Employees

Payroll

1.	When is payday and how often is it? Pay day is Friday, biweekly. A pay day schedule has been added to your packets.

2.	Can I continue having direct deposit? Yes. The RTI and Tutogen payroll departments are working to make this process seamless. If any additional paperwork is needed, we will communicate that with you directly.

Organization/ Compensation

1.	When does the merger officially take place? – Effective February 27, 2008 – all RTI and Tutogen employees become RTI Biologics employees.

2.	What is the status of the parties until the merger is completed? – We are currently in a Quiet Period for insiders (all employees, immediate family members and others living in your household).

a.	Insiders may not buy, sell or otherwise trade shares of RTI until the window is opened.

b.	Trading window opens three days after first quarter earnings are announced.

c.	Non-compliance can lead to significant fines and jail time.

d.	Additionally, insiders may not post messages to online chat rooms, web pages or other forums to discuss any matter involving the company.

3.	How will the different departments in the organization be integrated? The responsibilities of each department are currently being (and will continue to be) assessed by the functional leaders as portrayed on the Executive Leadership organization chart. These leaders, together with their teams and peers, will work to determine the best structures and processes to address our combined business needs. Once those are set, we will be better able to determine our actual workforce needs, and proceed with plans to integrate.

4.	Whose policies will the new organization follow, and when will we need to start following them? Once the merger is completed, the new organization will follow RTI Biologics policies. In depth employee orientations will be held in early March to review the new handbook, policies, procedures, etc.

5.	When will I know if my job will be changing, and to what? The timing and nature of the changes will vary based on the work functions involved, so it is difficult to pinpoint a specific time. Changes will begin very soon, and will continue for the foreseeable future.

6.	When will I know if I have a new manager? Again, as with the previous question, the timing will vary. Any organizational changes will be communicated as soon as is reasonable to do so.

7.

Will my compensation change? There are no plans to completely change everyone’s compensation. There may be situations, however, that warrant compensation changes, and those will be handled on a case by case basis. Positions are valued based on a few different variables. These variables include

Frequently Asked Questions

Domestic Employees

scope of responsibility, required skills, education, experience, and competitive labor market rates. It is always our intention to pay employees fairly for their assigned positions, according to these variables. If roles change, this may result in compensation changes.

8.	Will we have any layoffs as a result of this merger? Once the organization structure and process changes have been determined, we will have a much better indication of whether our resource needs are appropriate.

9.	How and when do I get pay increases in the new organization? RTI Biologics, Inc. will adhere to a common due date merit increase system, which means that all employees will be reviewed for a merit pay increase on an annual basis, and all employees will receive their increases at the same time. A transition plan to convert to this system is currently being developed for the Tutogen employees.

10.	How will my bonus be impacted? Once the merger is complete, the entire bonus structure will be reevaluated to determine the optimal structure for the new organization.

11.	I had a shift differential and/or on call pay; will I still receive that? Shift differentials and on-call pay will be paid according to RTI’s current policies on the same.

Next Steps:

•	Introductory meetings – February 14 – 22

•	Special Shareholder Meetings – TTG and RTIX – February 27, 9 a.m.

•	Employee celebration events – February 27

•	1st shift — 11 a.m. - 2 p.m.

•	Lawn Outside RTI Operations & Common Bldgs.

•	Lunch, presentations, company picture

•	Both Regeneration Technologies and Tutogen Medical facilities will be open for tours from 1 – 2 p.m.

•	2nd & 3rd shifts — 9 p.m. - 11 p.m.

•	RTI Cafetorium in Commons Bldg.

•	Dinner, presentations via video and another RTI Biologics company picture! More specific information to come.

•	First day as RTI Biologics, Inc., integration begins – February 28

•	1st and 2nd week of March: In-depth Employee Orientations (policies, procedures, safety, etc.)

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